BLUE WORLD ACQUISITION CORP

April 7, 2023

Mr. Joseph Ambrogi
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Blue World Acquisition Corp Form 10-K for the Fiscal Year Ended June 30, 2022 Filed September 16, 2022 File No. 001-41256

Dear Mr. Ambrogi:

This letter is in response to the letter dated March 14, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Blue World Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Annual Report on Form 10-K (the “Annual Report”) is being filed to accompany this letter.

Form 10-K for the Fiscal Year Ended June 30, 2022

Business Overview, page 1

1.	We note that the SPAC Sponsor is located in Hong Kong, and a majority of your executive officers and/or directors have significant ties to China. Please disclose this prominently in the introduction to the business overview section. Provide prominent disclosure about the legal and operational risks associated with being based in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: In response to the Staff’s comments, we added the disclosures in the introduction to the “Part I – Item 1. Business Overview” section starting on page 1 of the Annual Report.

2.	Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we are not a China-based issuer, but a black check company incorporated in Cayman Islands with our office located in the United States with no operation of our own except searching for a non-China-based target for our initial Business Combination. Furthermore, we do not own or control any equity interest in any PRC company or operate any business in China, and during the fiscal year ended June 30, 2022, we do not have 50% or more of our total assets, net assets, revenues or profits located or generated in China. However, we added the disclosures of the relevant risk factors under “Part I – Item 1A. Risk Factors” starting on page 10 the Annual Report

3.	Please revise to disclose in the introduction to your Business section that the location of the sponsor and having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: In response to the Staff’s comments, we added the disclosures in the introduction to the “Part I – Item 1. Business Overview” section on page 1 the Annual Report.

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we added the disclosures under “Part I – Item 1. Business Overview –Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations” starting on page 7 of the Annual Report.

5.	Provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date and quantify the amounts where applicable.

Response: We respectfully advise the Staff that we are a blank check company with no operation of our own, except searching for a non-China based target for our business combination, and we do not have any subsidiaries. However, we added the disclosures on page 8 of the Annual Report.

6.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comments, we added a separate section of “Enforceability of Civil Liability” and disclosed relevant risk factors and requirement information under “Part I – Item 1. Business Overview – Enforceability of Civil Liability” on page 9 of the Annual Report.

General

7.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: In response to the Staff’s comments, we added the following disclosures under “Part I – Item 1A. Risk Factors” in the Annual Report:

We may not be able to complete an initial Business Combination with a U.S. target company if such initial Business Combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Our Sponsor, Blue World Holdings Limited, is a Hong Kong private company limited by shares and is governed by a board of managers consisting of five members, all of which are non-U.S. persons. As of the date hereto, the Sponsor currently owns approximately 22.22% of our issued and outstanding shares. Controlling or non-controlling investments in U.S. businesses that produce, design, test, manufacture, fabricate or develop one or more critical technologies in one of 27 identified industries – including aviation, defense, semiconductors, telecommunications and biotechnology – are subject to a mandatory filing with the Committee on Foreign Investment in the U.S. (“CFIUS”). In addition, CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Because we may be considered a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate a business combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.10 per share initially, and our Warrants and Rights will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

8.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: We respectfully advise the Staff that since we will not undertake our initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau), we do not believe that we will be subject to any PRC regulations concerning mergers and acquisitions by foreign investors or any PRC laws or regulations concerning cash flows with the business combination. However, there is possibility that relevant PRC government agencies could reach different conclusions, we added the relevant disclosures and risk factors “Part I – Item 1. Business Overview” on page 2, 10 and 11 of the Annual Report accordingly.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the staff that we do not believe that, though our management and the Sponsor have significant ties to China, we are not a China-based issuer and do not believe that we are subject to relevant PRC rules or laws. However, there is possibility that relevant PRC government agencies could reach a different conclusion and decide to intervene or influence our operations, we added the relevant disclosures and risk factors under “Part I – Item 1. Business Overview –Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations” starting on page 7the Annual Report accordingly.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We respectfully advise the Staff that we are a blank check company incorporated in Cayman Islands and are not involved in the collection of personal data of at least 1 million users or implicate cybersecurity and that we will not undertake our initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau), so we do not believe that we or the post-combination entity will be subject to cybersecurity review of the Cyberspace Administration of China. However, we added disclosures of risk factors that applicable laws, regulations, or interpretations of PRC may change, and the relevant PRC government agencies could reach a different conclusion “Part I – Item 1. Business Overview –Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations” starting on page 7 the Annual Report.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Liang Shi
Liang Shi
Chief Executive Officer

Arila E. Zhou, Esq.
Robinson & Cole LLP

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